145 KING STREET EAST, SUITE 400 TORONTO, ONTARIO CANADA M5C 2Y7 TELEPHONE (416) 947-1212 TOLL FREE 1-888-822-6714 FAX (416) 367-4681 WEBSITE www.agnico-eagle.com

September 5, 2012

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:      Agnico-Eagle Mines Limited

Registration Statement on Form F-3 (File No. 333-183707)

Form RW - Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Agnico-Eagle Mines Limited, (the “Registrant”), hereby requests the immediate withdrawal of its Registration Statement on Form F-3 (File No. 333-183707) (the “Registration Statement”) filed with the Securities and Exchange Commission on September 4, 2012.  The Registration Statement was incorrectly filed as form type F-3, and should instead have been filed as form type F-3D.

Accordingly, the Registrant is requesting that the Registration Statement (Accession No. 0001104659-12-061405), be withdrawn, and is re-filing an identical registration statement that will be correctly labeled as an F-3D.

The Company confirms that no securities have been sold pursuant to the Registration Statement.

If you have questions regarding our request for withdrawal, please contact Scott Tayne of Davies Ward Phillips & Vineberg LLP at (212) 588-5520 .

Sincerely,

Agnico-Eagle Mines Limited.

By:	/s/ R.Gregory Laing
Name: R. Gregory Laing
Title: General Counsel, Senior Vice President, Legal
and Corporate Secretary